UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER, 2004

ThrillTime Entertainment International, Inc.

(Registrant’s name)

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)

Consolidated Financial Statements for quarter ending October 31, 2004

2)

Form 51-102.F1 – Management’s Discussion & Analysis

3)

Form 52-109FT2 - Certification of Interim Filings during Transition Period

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

December 22, 2004

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

FORM 51-102.F1

Management’s Discussion & Analysis

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Three months ended October 31, 2004 and 2003

Prepared by Management (unaudited)

For more information:

Ralph Proceviat

President, CFO

Tel: 604-294-8084

Fax: 604-294-8709

E-mail: info@thrilltime.com

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Three months ended October 31, 2004

ThrillTime reports its financial results for the first quarter ended October 31, 2004, which have been prepared on the basis of available information up to December 22, 2004.  This Management’s Discussion and Analysis should be read in conjunction with the most recent audited annual financial statements of the Company.  The results reported herein have been prepared in accordance with generally accepted accounting principles (GAAP) on a basis consistent with those outlined in the Company’s audited  financial statements for the year ended July 31, 2004.

This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made.  Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions.

DESCRIPTION OF BUSINESS

ThrillTime Entertainment International, Inc., through its subsidiary companies, Skycoaster, Inc. and Superstar Dragsters, Inc. (the “Company”), is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Skycoaster®, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour; and Top Eliminator Dragsters®, which provides a real life drag racing experience.  The Company owns the proprietary patent rights and trademarks for these two rides and generates revenue from the following sources:

a)

Sales of rides (including installation supervision);

b)

Long-term on-going royalty revenue as a % of gross ride and merchandise sales in exchange for territorial protection;

c)

Mandatory annual site certification revenue; and

d)

Sales of specific parts and services.

OUTLOOK

As at October 31, 2004 the Company had $123,176 in cash and short-term deposits compared to $131,335 as at October 31, 2003, a decrease of $8,159.

Despite the fact that the long term debt was reduced by over 70% in the last two fiscal years, the Company has not been able to meet its debt servicing obligations associated with the debt related to the acquisition of Skycoaster, Inc. in 1999 and, as outlined in the section of this report entitled Debt Reduction and Management Program, is in arrears with a secured lender totaling approximately $1.8 million as at December 20, 2004.

While discussions with our lenders and potential buyers continue to take place, management has been focused on preserving cash and managing its working capital.

Business Risk and Uncertainties

The Company’s future outlook is dependent upon the continued co-operation from its lenders and the outcome of current discussions and negotiations.  We have been unsuccessful in our efforts to re-negotiate more favorable terms with our lenders, and our efforts to obtain new financing have been unsuccessful.  Given the uncertain future in the amusement ride industry, we have evaluated a variety of options, including selling our subsidiaries in order to explore other business opportunities and liquidating our business.  We may not be able to completely eliminate and/or mitigate the risks associated with restructuring our business.  If we cannot successfully reorganize, we may need to seek creditor protection and/or bankruptcy as a means to eliminating our potential exposure to future product liability claims resulting from events arising outside of our control.  Without ensuring that we are free and clear of any ongoing or collateral risks associated with our investments in Skycoaster and Superstar, the ability to attract new capital or new investments could prove to be difficult.

RESULTS OF OPERATIONS – For the three months ended October 31, 2004 versus the three months ended October 31, 2003.

Revenues and Cost of Sales

Revenue on sales of Skycoasters® and Top Eliminator Dragsters® is recognized in the statement of operations using the percentage of completion method. Sales revenue on parts is recognized in the period in which the sale occurs.  Royalty income is recognized in the period in which the royalty is earned.

Gross revenues from product sales, royalties, interest income and other revenue for the quarter ended October 31, 2004 were $440,193 compared to $483,536 for the comparable period a year earlier.  The decline in revenue of $43,343 is due to lower parts, service and royalty revenues.

Gross margin for the quarter ended October 31, 2004 was $36,291 compared to $44,688 for the same quarter a year ago due to lower product sales revenue.

Royalty revenue for the quarter ended October 31, 2004 was $344,662, down from $366,476 for the previous year due in part to lower ride revenue associated with lower attendance at the parks.

Operating Expenses

General and administration expenses for the quarter ended October 31, 2004 were $336,174, compared to $326,730 for the corresponding quarter ended October 31, 2003, up $9,444, or 3%.  These expenses include $59,847 for insurance coverage, down $88,574 for the same period in 2003.  This decrease was due to being unable to put a new insurance policy in place.  The Company’s general liability insurance policy expired on July 31, 2004, but was granted monthly extensions to October 31, 2004.   Also included in General and Administrative expenses are legal fees which amounted to $28,453, compared to $35,499 of costs for the same period in 2003, down $7,046.  Legal fees include costs associated with ongoing insurance claims, maintenance of the Company’s intellectual property (patents and trademarks), and general legal counsel.

Wages and benefits amounted to $178,354 up $85,424 which reflects the board of director’s approval in September 2004 to the advance payment of certain contractual obligations and severance.  Rent, telephone and travel amounted to $29,236, down $3,645.  The remaining $40,284 in General and Administrative expenses relates to general office and regulatory expenditures.

Marketing and selling costs, which include advertising and promotions of the Company’s attractions and shareholder communications, amounted to $975 for the quarter ended October 31, 2004 compared to $1,950 for the same period a year ago.

Research and development costs of $1,105 for the current quarter relate to costs incurred to explore new models for the existing rides.

Operating Income

The operating income before interest expense, income taxes and amortization for the quarter ended October 31, 2004 was $42,699 compared to an operating income of $82,484 over the same period a year ago.  This decrease was due primarily to the decline in revenue and the increase in general and administrative expenses for the quarter.

Interest expense, net of interest income of $5 for the quarter ended October 31, 2004 was $86,841, compared to interest expense of $91,241 for the same quarter ended October 31, 2003.

Amortization expense for the quarter ended October 31, 2004 of $1,060 compared to $1,440 for the same period in 2003 relates to capital assets.

Net Loss

Net loss for the quarter ended October 31, 2004 was $51,559 or $0.003 per share, compared to a net loss of $19,656 or $0.001 per share for the quarter ended October 31, 2003.

Net cash flow from operations for the period was a negative $45,499 or $0.003 per share compared to a negative cash flow from operations of $13,486 or $0.001 for the same period last year.

SELECTED ANNUAL INFORMATION

The table below sets forth selected financial information for the three most recently completed financial years.

Three Year Consolidated Financial Information:

	Years ended July 31,
	2004	2003	2002
Total revenue	$1,743,472	$2,250,519	$2,977,057
(Loss) earnings before income taxes	(64,816)	4,876,117	(2,363,135)
Loss) earnings per share before income taxes	$(0.003)	$0.26	$(0.14)
Net (loss) earnings	$(65,816)	$4,818,993	$(2,443,166)
Net (loss) earnings per share	$(0.003)	$0.26	$(0.14)

SELECTED QUARTERLY INFORMATION

The table below sets forth selected financial information for the eight most recently completed quarters.  The quarterly information is unaudited, but in the opinion of management, it reflects all adjustments of a normal, recurring nature, which are necessary to present a fair statement of the Company’s results of operations for the periods presented.  Quarter-to-quarter comparisons of the Company’s financial results may not be necessarily meaningful and should not be relied upon as an indication of future performance.

Quarter Ended	Total Revenue	(Loss) earnings before income taxes	(Loss) earnings per share before income taxes	(Net loss) earnings	(Net loss) earnings per share
October 31, 2004	$440,193	$(45,202)	$(0.002)	$(51,559)	$(0.003)
July 31, 2004	646,133	130,640	0.007	148,358	0.007
April 30, 2004	442,993	(34,647)	(0.002)	(43,430)	(0.002)
January 31, 2004	170,811	(150,612)	(0.01)	(150,780)	(0.01)
October 31, 2003	483,536	(10,197)	(0.0005)	(19,656)	(0.001)
July 31, 2003	815,166	142,838	0.007	125,526	0.006
April 30, 2003	645,526	(169,289)	(0.01)	(201,084)	(0.01)
January 31, 2003	185,496	5,342,810	0.30	5,342,282	0.30

Capital Structure

As of December 20, 2004 there were 20,007,297 common shares outstanding.

Investor Relations

The Company manages its investor relations program using in-house resources.  Investors are updated on current events through press releases, quarterly financial statements, and the annual report.  The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

Debt Reduction and Management Program

As highlighted in the July 31, 2004 annual audited financial statements of the Company, the debt level was decreased by approximately 73% from its July 31, 2002 levels.  The Board of Directors continues to work with its lenders in bringing down and/or eliminating the debt.

Summary of Debt as at:

	October 31, 2004	July 31, 2004	July 31, 2003	July 31, 2002
Convertible securities which are unsecured, bear interest at 6% per annum and is convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495,381)	$–	$–	$–	$5,500,000
Accretion of implicit interest in convertible securities	-	-	-	455,439
6% implicit interest on convertible securities	-	-	-	979,368
Less $60,000 of convertible debenture, plus accrued interest converted into common shares	-	-	-	(55,381)
	-	-	-	6,879,426
Deferred gain on modification of convertible securities, net of amortization of $476,502	-	-	-	62,697
Unsecured promissory note bearing interest at 18% per annum	60,000	60,000	60,000	-
Amount due for Settlement Agreement bearing interest at 8.5% per annum (1)	184,607	195,515	235,573	360,135
Non-convertible secured loan bearing interest at 10.5% per annum (2)	2,465,697	2,465,697	2,656,667	2,656,667
	$2,710,304	$2,721,212	$2,952,240	$9,958,925

(1)  This debt is secured by 10 Dragsters owned by Superstar Dragsters, Inc.

(2)  This debt was entered into in 1999 to fund a portion of the acquisition price of Sky Fun 1, Inc. and  is secured by the assets and shares of Skycoaster, Inc.   The lender has the right to repossess both assets and shares in the event of a default.

Both debts are guaranteed by ThrillTime.

Other Contractual Obligations

The Company has aggregate office lease and estimated lease cost commitments during the next five years approximately as follows:

2005	$28,603
2006	4,692
2007	4,416
2008	1,104
2009	–
$38,815

CRITICAL ACCOUNTING ESTIMATES

Revenue recognition

Revenues from the sale of entertainment rides are recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. Royalty revenues are recorded as they have been earned and a fixed payment is received or receivable in accordance with the specific terms and conditions of royalty agreements. Other revenues, consisting primarily of sales of parts, are recorded at the time of delivery.

Inventories

Inventories are stated at the lower of cost, on a first-in, first-out basis, and net realizable value.  We are required to make a periodic assessment of the net realizable value in valuing our inventory. In making this assessment we consider market demand for our products, other available market information and historical experience.  Due to the lack of sales of the Top Eliminator® attraction, from 2000-2002, we wrote-down 100% of its finished goods and work in process, initially valued at approximately $1.2 million.

Capital assets

Capital assets are recorded at cost and are amortized over their remaining estimated useful life.  We amortize equipment on a declining-balance basis at between 20% and 30% per annum, and our joint venture Skycoaster on a straight-line basis over the term of our operating agreement.  When certain events occur that indicate that the capital asset’s carrying value may not be recoverable, we test for impairment by reference to future undiscounted cash flows estimated from use or disposition.

Changes in Accounting Policies

No new accounting policies have been adopted or expect to be adopted in a future period.

LIQUIDITY AND SOLVENCY

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at October 31, 2004, the Company had a working capital deficiency of $2,486,621, a shareholders’ deficiency of $2,620,938, was non-compliant with terms in certain debt instruments, and generated a loss in the current fiscal year.

As at October 31, 2004 the Company had $123,176 in cash and short-term deposits compared to $131,335 as at October 31, 2003, a decrease of $8,159.  Prepaid expenses as at October 31, 2004 amounting to $121,314 compared to $45,752 as at July 31, 2004 relate to legal fee retainers paid to cover future regulatory filings, routine product liability advice and debt restructuring costs and the payment of office rent and one month’s salary for all staff. Operations to date have been covered primarily from operating revenues generated by the amusement ride businesses and financings associated with long-term debt and equity transactions. Despite the fact that the long term debt has been reduced significantly over the past few years, the Company continues to struggle to meet its debt servicing requirements.  With the current low share price, issuing shares to eliminate or reduce the debt load would be punitive to the current shareholders from a dilution perspective.  As a result, the Company’s future operations are dependent upon completing the sale of the Company’s subsidiaries to resolve its debt obligations, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations, successfully negotiate the sales of its subsidiary companies, or that the continued support of lenders will be available. If not, the Company will be required to reduce operations and/or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

SUBSEQUENT EVENTS

a)

The secured debenture holder has agreed to the deferment of the scheduled quarterly payments of $261,319 since May 2003 and, as of December 22, 2004, the Company is in arrears to the secured debenture holder in the amount of approximately $1.8 million.  Negotiations are currently underway with the secured debenture holder to settle this debt obligation in its entirety.

b)

Discussions are taking place with this debt holder to take over the shares of Superstar Dragsters, Inc. and/or accept a cash buyout. The December scheduled payment of $4,995 per month  has been deferred pending these discussions.

c)

Pursuant to the $60,000 Promissory Note outstanding, the Company has not made payments and this note is currently in default.  The Company has been in discussion with the note holder in its effort to settle this debt.  As at December 22, 2004, no settlement has been reached.

d)

In order to ensure that the continuity of the Company’s affairs during the sale of its subsidiaries is maintained and to keep staff from seeking out alternative employment at this crucial time, the equivalent of one-month’s pay has been paid out in lieu of notice.

e)

The Company’s general liability insurance policy expired on July 31, 2004 and the Company was granted monthly extensions to October 31, 2004.  However, due to the uncertainty, timing and the nature of the yet to be determined financial settlement (in terms of share vs. asset transaction) as well as future operations of the Company’s subsidiaries, the Company has been unable to put a new insurance policy in place.  Although the Company does not currently carry general liability insurance, management believes that the Company’s exposure has been reduced considerably due to the fact that the majority of the parks have closed down for the season.

f)

In a Press Release issued December 15, 2004 the Company announced the appointment of Mr. Ben Catalano to fill the vacancy left on the board of directors with the resignation of Mr. Frank Deacon.  To coincide with the pending settlement of the debt obligations with the secured debenture holder, the sale of the assets of its subsidiaries and the future reorganization plans, the Company also announced that effective December 31, 2004, Mr. Ralph Proceviat and Ms. Sherrill Cyr will be stepping down as board members and officers of the Company and its subsidiaries.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

No common shares were issued during the period.

b)

No stock options were granted during the period.

SUMMARY OF SECURITIES AS AT OCTOBER 31, 2004

a)

Authorized share capital:  100,000,000 common shares without par value

Issued and outstanding:  20,007,297 common shares

b)

Summary of stock options outstanding:

Expiry	Exercise	July 31,			Expired or	October 31,
Date	Price	2004	Granted	Exercised	Cancelled	2004
10/31/05	Cdn $0.10	1,900,000	-	-	-	1,900,000
		1,900,000	-	-	-	1,900,000

c)

Summary of warrants outstanding:

Expiry	Conversion	July 31,	Number of	October 31,
Date	Price	2004	Shares Granted	2004
01/21/05	Cdn. $0.10	2,000,000	-	2,000,000

e)

Shares in escrow:

NIL

DIRECTORS AND OFFICERS

Ralph Proceviat, Director, Chairman of the Board, President and Treasurer

Sherrill Cyr, Director and Secretary

Ben Catalano, Director

Darrel Taylor, Director

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Three months ended October 31, 2004 and 2003

Prepared by Management (unaudited)

For more information:

Ralph Proceviat

President, CFO

Tel: 604-294-8084

Fax: 604-294-8709

E-mail: info@thrilltime.com

Form 52-109FT2

Certification of INTERIM Filings during Transition Period

I, Ralph Proceviat of ThrillTime Entertainment International, Inc., certify that:

1.

I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of ThrillTime Entertainment International, Inc., for the interim period ending October 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  December 22, 2004

“Ralph Proceviat”

Ralph Proceviat

President

Notice to Reader

Management has compiled the consolidated balance sheets as at October 31, 2004 and July 31, 2004 and consolidated statements of operations and deficit and cash flows for the quarters ended October 31, 2004 and 2003.  These interim consolidated financial statements have not been audited nor reviewed by the Company’s auditors.  Readers are cautioned that these statements may not be appropriate for their purposes.

Approved on behalf of the Board:

      “Ralph Proceviat”

Director

        “Sherrill Cyr”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at October 31, 2004

	October 31, 2004 (unaudited)	July 31, 2004 (audited)
Assets
Current assets:
Cash and cash equivalents	$ 123,176	$ 170,213
Accounts receivable	103,139	307,178
Income taxes recoverable	38,000	38,000
Inventories	151,147	147,254
Prepaid expenses	121,314	45,752
	536,776	708,397

Capital assets	16,146	17,206

Deferred financing costs	−	5,000

	$ 552,922	$ 730,603
Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$ 406,516	$ 499,089
Income and other taxes payable	57,040	79,682
Current portion of long-term debt	2,559,841	2,570,749
	3,023,397	3,149,520

Long-term debt	150,463	150,463

	3,173,860	3,299,983

Shareholders’ deficiency:
Share capital:
Authorized: 100,000,000 common shares, without par value
Issued: 20,007,297 common shares	7,801,123	7,801,123
Contributed surplus	505,236	505,236
	8,306,359	8,306,359
Deficit	(10,927,297)	(10,875,739)
	(2,620,938)	(2,569,380)

	$ 552,922	$ 730,603

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Operations and Deficit (unaudited)

(Expressed in U.S. Dollars)

Three months ended October 31, 2004 and 2003

	October 31, 2004 (unaudited)	October 31, 2003 (unaudited)

Product sales	$ 95,526	$ 117,037

Cost of sales	59,235	72,349

Gross margin	36,291	44,688

Other revenue:
Royalty revenue	318,882	332,626
Other revenue	25,780	33,850
	380,953	411,164
Operating expenses:
General and administration	336,174	326,730
Marketing and selling	975	1,950
Research and development	1,105	−
	338,254	328,680

Operating income (loss) before interest expense, income taxes, and amortization	42,699	82,484

Interest expense net of interest income	86,841	91,241
Amortization of capital assets	1,060	1,440
	87,901	92,681

Income (loss) before income taxes	(45,202)	(10,197)

Income tax expense	6,357	9,459

Income (loss) for the period	(51,559)	(19,656)

Deficit, beginning of period	(10,875,738)	(10,810,231)

Deficit, end of period	$(10,927,297)	$(10,829,887)

Earnings (loss) per share	$ (0.003)	$ (0.001)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Cash Flows (unaudited)

(Expressed in U.S. Dollars)

Three months ended October 31, 2004 and 2003

	October 31, 2004 (unaudited)	October 31, 2003 (unaudited)

Cash flows from (used in) operating activities:
Operating income/loss for the period	$ (51,559)	$ (19,656)
Items not involving cash:
Amortization of capital assets	1,060	1,440
Amortization of deferred financing costs	5,000	5,000
Gain on discharge of convertible securities	−	(270)
Cash flows from (used in) operations	(45,499)	(13,486)
Change in non-cash operating working capital:
Accounts receivable	204,040	171,409
Inventories	(3,893)	19,869
Prepaid expenses	(75,562)	(1,589)
Accounts payable and accrued liabilities	(92,573)	(33,531)
Income and other taxes payable	(22,642)	8,915
Cash flows from (used in) operating activities	(36,129)	151,587

Cash flows from (used in) financing activities:
Long-term debt	(10,908)	(223,795)
Cash flows from (used in) financing activities	(10,908)	(223,795)

Cash flows from (used in) investing activities:
Proceeds on disposal of capital assets	−	600
Cash flows from (used in) investing activities	−	600

Increase (decrease) in cash and cash equivalents	(47,037)	(71,608)

Cash and cash equivalents, beginning of period	170,213	202,943

Cash and cash equivalents, end of period	$ 123,176	$ 131,335

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Consolidated Financial Statements - unaudited

(Expressed in U.S. Dollars)

Three months ended October 31, 2004 and 2003

The Company is incorporated under the Company Act (British Columbia) and its principal business activities are the sale and development of actual experience amusement rides.
1. Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at October 31, 2004, the Company had a working capital deficiency of $2,486,621, shareholders’ deficiency of $2,620,938, was non-compliant with terms in certain debt instruments (note 3), and generated losses in each of the previous two fiscal years.  Operations to date have been covered primarily from operating revenues generated by the amusement ride business and financing associated with long-term debt and equity transactions. As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. If it is not, the Company will be required to reduce operations or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies:
(a) Basis of presentation:

These consolidated unaudited interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended July 31, 2004.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  The interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

(b) Translation of foreign currencies:

The Company’s functional currency is the U.S. dollar.   Amounts denominated in foreign currencies but for which the functional currency of the operation is the United States dollar are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date.  Exchange gains and losses on translation are included in earnings.

(c) Revenue recognition:

Revenues from the sale of entertainment rides are recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet. Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement. Other revenues, consisting primarily of sales of parts, are recorded at the time of delivery.

(d) Earnings per share:

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(e) Comparative figures:
Certain of the prior years comparative figures may have been reclassified to conform with the presentation adopted for the current year.
3. Long-term debt

	October 31, 2004	July 31, 2004

Note payable bearing interest at 18% per annum	$60,000	$60,000
Amount due for settlement agreement at 8.5% per annum	184,607	195,515
Non-convertible secured loan bearing interest at 10.5% per annum	2,465,697	2,465,697
	2,710,304	2,721,212
Less current portion of long-term debt	(2,559,841)	(2,570,749)
	$150,463	$150,463
Not included in above is accrued interest as at October 31, 2004 of $393,327 (July 31, 2004 - $375,347).
4. Share capital:
(a) Authorized:
100,000,000 common shares without par value
(b) Issued:
Number of shares	Amount
Balance at October 31, 2004 and 2003	20,007,297	$7,801,123
(c) Stock options:

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada, in particular the TSX Venture Exchange (TSX). In 2002, all options were granted in Canadian dollars which is the functional currency in which the grantee is remunerated. The Company has a formal stock option plan (the “Plan”) that allows the directors to grant stock options to purchase up to a total of 3,407,850 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $0.10 per share, and the maximum term of each stock option may not exceed five years. Vesting provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four month hold period commencing on the date the stock options were granted.

The continuity of stock options for fiscal 2005 is as follows:

Expiry	Exercise	July 31,			Expired or	October 31
Date	Price	2004	Granted	Exercised	Cancelled	2004
10/31/05	Cdn. $0.10	1,900,000	–	–	–	1,900,000
		1,900,000	–	–	–	1,900,000

The Company adopted, on a prospective basis, the standards in Section 3870 of the CICA Handbook for accounting for stock-based compensation.  As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value method of accounting for all employees’ stock-based compensation.  As a result, pro forma disclosure is required to reflect the impact on the Company as if it had elected to adopt the fair value method of accounting provisions of CICA Handbook Section 3870.  However, since no options were granted in this quarter and all outstanding options were fully vested as at July 31, 2004, there is no need for pro forma disclousure.

(d) Share purchase warrants:
Expiry	Conversion	July 31,	Number of	October 31,
Date	Price	2004	Warrants Issued	2004

01/20/05	Cdn. $0.10	Cdn. $200,000	–	Cdn. $200,000

(e) Weighted-average shares outstanding:

Loss per share has been calculated using the weighted-average number of common shares outstanding for the three months ended October 31, 2004 of 20,07,297.  Diluted loss per share does not differ from basic loss per share as all potential common shares are anti-dilutive.

5. Segment disclosures:

The Company considers its business to comprise a single operating segment, being the development, and sale of actual experience amusement rides. Supplementary information disclosed by geographic area based on customer location for the three months ended October 31, 2004 and the comparable prior year period is as follows:

		Outside U.S.	U.S.	Total
2004:
Revenues including interest income		$70,293	$369,900	$440,193
Income for the year		(51,559)	133,982	(185,541)
Identifiable assets		201,939	350,983	552,922

2003:
Revenues including interest income		$83,636	$399,900	$483,536
Loss for the year		(108,427)	88,771	(19,656)
Identifiable assets		157,082	411,077	568,159